Frisch's Restaurants, Inc.

We're Driven...



Went to Grandma's in Indiana
stopped in Greensburg for breakfast.


BAKERY & DESSERT CAFÉ

Met our old neighbors, the Huntingtons, at
...orral in Akron, Ohio for lunch



Girl's Night out, Deb and I stopped by
Frisch's on Bridgetown Road in Cincinnati
before the movies.


golden
Steaks
et & Bakery

...ent shopping all day in Louisville, KY.
...d dinner at our favorite Golden Corral.



Who can resist Big Boy? Not us!
Maysville, KY

Frisch's Big Boy

2002 Annual Report

...By YOUR Favorite Things.

Frisch's Restaurants, Inc. is a regional company that operates and licenses others to operate full service family-style restaurants under the name of Frisch's Big Boy, and operates grill buffet-style restaurants under the name Golden Corral under certain licensing agreements. All restaurants currently operated by the Company are located in various regions of Ohio, Kentucky and Indiana. The Company owns the trademark "Frisch's" and has exclusive, irrevocable ownership of the rights to the "Big Boy" trademark, trade name and service mark in the states of Kentucky and Indiana, and in most of Ohio and Tennessee. The Company has reported a profit every year since going public in 1960, and paid cash dividends to shareholders every quarter over the same period.



Super Big Boy



Famous Fish Sandwich



French Fries and hand cut Onion Rings



Everybody's favorite, Hot Fudge Cake



Financial Highlights

	2002	2001	% of Change
Total revenue	**$211,758,456**	$190,029,600	11.4%
Gross profit	**24,391,572**	21,868,590	11.5%
Earnings from continuing operations before income taxes	**12,233,759**	9,992,055	22.4%
Percentage of total revenue	**5.8%**	5.3%	
Earnings from continuing operations	**7,971,381**	6,556,961	21.6%
Net earnings	**$ 7,971,381**	$ 7,685,793	3.7%
Diluted earnings per share	**$1.59**	$1.49	6.7%
Weighted average diluted shares outstanding	**5,012,621**	5,144,010	
Number of shares outstanding at year end	**4,910,760**	5,011,594	
Shareholders' equity	**$ 61,229,928**	$ 56,446,041	8.5%
Book value per share at year end	**$12.47**	$11.26	10.7%
Return on average shareholders' equity	**13.5%**	13.9%	
Company operated units			
Big Boy	**87**	86	
Golden Corral	**16**	10	

What's Your Favorite Thing?®

Revenue

(in millions)



$167.2
$190.0
$211.8
2000
2001
2002

Earnings from Continuing Operations

(in millions)



$6.1
$6.6
$8.0
2000
2001
2002

Diluted EPS from Continuing Operations



$1.08
$1.27
$1.59
2000
2001
2002

To Our Fellow Shareholders:

Once again, we have completed a year full of significant accomplishments, as our strategic plan continues to deliver the long-term value that our shareholders expect and deserve. Stated very simply, *We're Driven to succeed.*

We are very pleased to report record earnings from continuing operations of $7,971,000, a healthy 21.6 percent increase over last year's record earnings from continuing operations of $6,557,000. And net earnings per diluted share rose to $1.59, marking the fifth consecutive year of increased earnings per share from continuing operations, rising a significant 25.2 percent above last year's $1.27 from continuing operations. We crossed the $200,000,000 revenue milestone during fiscal 2002, as revenue climbed 11.4 percent to a record $211,758,000.

Our success is not going unnoticed. The per share market value of your investment soared during the year, closing at $19.90 on May 31, 2002, up from $12.80 at the beginning of the year, propelling our market capitalization near the $100,000,000 mark. When compared to two years ago, this $19.90 per share value represents the delivery of a 112 percent increase in value to our long-term shareholders. Meanwhile, book value per share at the end of fiscal 2002 rose to $12.47, up from $11.26 a year ago, and 33.1 percent higher than three years ago.



Jack C. Maier, Chairman of the Board, Craig F. Maier, President - Chief Executive Officer

Our many achievements allowed us to once again increase our regular quarterly cash dividend to $.09 per share, or $.36 per year per share, up 50 percent since 1997. Shortly after the year ended, we paid our 166th consecutive quarterly cash dividend, a record of which we are especially proud.

The Company's many successes are centered in our core strength of running full service, family oriented restaurants that provide real value in a quality dining experience. And it is Frisch's Big Boy, our flagship brand, that continues to lead the way. Big Boy same store sales increases were up 4.6 percent for the year, while average annual sales volume per restaurant reached $1,819,000, up from $1,726,000 last year. The fourth quarter marked the 19th consecutive quarter that we have achieved Big Boy same store sales increases.

Our highly successful Big Boy marketing campaign "What's Your Favorite Thing?" remains a primary sales driver; its effectiveness has not diminished over time. While no additional Big Boys are planned to open during fiscal 2003, we do plan to replace one older restaurant in the Louisville, Kentucky area, and we will continue our program to renovate approximately one-fifth of our Big Boys each year to strengthen our dining room sales and enhance our overall image as we strive to serve quality meals in fresh, attractive surroundings.

Golden Corral's high performance is the key driver behind the Company's revenue growth. Our average annual sales volume is approximately $3,452,000 per restaurant. We are confident that we can maintain and build upon that level. All of our Golden Corrals will be retrofitted for the "Great Steak Buffet" during the first quarter of fiscal 2003. The new buffet line-up features all-you-can-eat charbroiled steaks seven nights a week, a change that we expect will help us achieve higher profits and operating cash flows.


STEAK
Steak On The Buffet
Every Day!
After 4pm Mon-Sat After 11am Sun
golden corral
Great Steak Buffet

Six more Golden Corral restaurants were added during the year, which included our entrance into the Cleveland market. On June 3, 2002, the first day of our new fiscal year, we opened our 17th Golden Corral restaurant. Two to three more should be open by the end of fiscal 2003. As we approach the half-way point of our commitment to open 41 Golden Corral restaurants through 2007, a brief report card of our progress is presented below:

	Planned	Opened
Cincinnati	13	10
Cleveland	12	1
Dayton	6	4
Louisville	5	2
Toledo/Lima	5	0
Total	**41**	**17**



Technology will continue to play an indispensable role in the strategic initiatives of the Company. Our commitment to update our information systems is essential to support our growth plans. In last year's report to you, we mentioned that we were testing a new restaurant back office system to upgrade our tracking and reporting capabilities. We are happy to report that the system is now being installed in each restaurant. We anticipate its many benefits, especially a reduction in food costs resulting from improved inventory management. As part of a project to build a strategic plan to improve our business systems used at our general offices and commissary, we recently evaluated our headquarters legacy information systems and found them to be incapable of supporting our planned growth without eventually incurring substantial, annual incremental costs. As a result of our evaluation, we are currently planning to implement an integrated enterprise system to support our information needs today and well into the future. Although the system may take a few years to fully install, we expect annual incremental benefits as our headquarters' processes are re-engineered, thus reducing or eliminating non-value added activity. We are currently upgrading our PC based employee selection and training systems, which will further add to our ability to efficiently select, train and retain restaurant workers.

A Tribute to...

Company Founder, David Frisch, a visionary pioneer to the restaurant industry, on the 100th anniversary of his birth in 1902.



Company Founder
David Frisch,
1902-1970

From his contributions to the Company that bears his name, many of which had far reaching effects on the entire restaurant industry, to his wide-ranging philanthropic work, David Frisch was truly a remarkable man. He will always be remembered as the man who introduced Cincinnati to the famous double-decker Big Boy hamburger featuring his homemade tartar sauce, as well as being the pioneer who in 1939 opened Cincinnati's first drive-in restaurant. Mr. Frisch's passion for the Company he created was surpassed only by his love for his family and those whose lives he touched in his nurturing manner. He passed away in 1970, but his legacy lives on...

To Our Fellow Shareholders *cont'd.*

Technology, of course, is only a tool. The Company's ultimate performance will always depend upon our people. We are confident in our employees' ability to grow and adjust to meet the changing needs required to fuel the Company's growth, without sacrificing any of the expectations of our restaurant guests.

Our variable compensation program for restaurant management continues to be a huge success. We paid over $3.1 million in such compensation during fiscal year 2002, an increase of 34 percent over 2001 and 82 percent more than two years ago. As management turnover continues to diminish, a strong restaurant management team has emerged. The ultimate success of the variable compensation program is measured by its consistent delivery, year after year, of higher restaurant unit levels of cash flows and profits.

Although the tight labor market conditions eased during this past year, on a long term basis we remain concerned about the availability of restaurant workers. We place a high priority on recruiting, training and retaining quality employees.

We wish to sincerely thank all of our dedicated and productive employees, without whom our success could not be possible. Finally, we thank you, our shareholders, for your continued confidence and support of our Company.

Respectfully submitted,

Jack C. Maier
Chairman of the Board

Craig F. Maier
President and
Chief Executive Officer



Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended June 2, 2002

Overview

Total revenue for the year ended June 2, 2002 (fiscal 2002) was a record $211,758,000. Comparable revenue from continuing operations was $190,030,000 in fiscal 2001 and $167,200,000 in fiscal 2000. Fiscal 2001 contained 53 weeks. The extra week contributed revenue of $3,933,000.

Net earnings for fiscal 2002 were $7,971,000, or diluted earnings per share (EPS) of $1.59. Comparable earnings from continuing operations were $6,557,000, or $1.27 diluted EPS in fiscal 2001 and $6,075,000, or $1.08 diluted EPS in fiscal 2000.

The extra week in fiscal 2001 contributed $330,000 or $.06 diluted EPS to earnings from continuing operations. Fiscal 2001 also benefited from a $1,104,000 gain ($724,000 net after income tax, or $.14 diluted EPS) from the sale of certain unused territorial franchise rights. In addition, fiscal 2001 was adversely impacted by impairment of assets charges of $1,575,000 ($1,033,000 net after income tax, or $.20 diluted EPS) that resulted from closing two unprofitable Big Boy restaurants during the year. Net earnings for fiscal 2001 were $7,686,000 or $1.49 diluted EPS, which included earnings from discontinued hotel operations of $1,129,000, or $.22 diluted EPS. This included a net gain of $699,000 (net of selling expenses and tax) or $.14 diluted EPS from the disposal of two hotels. Net earnings for fiscal 2000 were $6,145,000 or $1.09 diluted EPS, which included earnings from discontinued hotel operations of $70,000, or $.01 diluted EPS. In conformity with discontinued operations accounting standards, provision for depreciation expense on the hotel properties was suspended when divestiture plans were announced in March, 2000. Depreciation expense related to hotel assets was zero in fiscal 2001 and was $1,358,000 in fiscal 2000.

Results of Operations

The discussion of Results of Operations compares the results of operations of fiscal 2002 with the comparable results from continuing operations (excludes all hotel transactions) for fiscal 2001 and fiscal 2000.

Sales revenue consists principally of retail sales to the customers of Big Boy and Golden Corral restaurants. Retail sales patterns and customer traffic may increase or decrease in existing restaurants due to a variety of reasons including changes in the menu mix, customers' perception of value and changes in neighborhood demographics. Changes in sales revenue also occur when new restaurants are opened, older restaurants are permanently closed and menu prices are increased. Big Boy sales also include wholesale sales from the Company's commissary to restaurants licensed to other operators, which amounted to less than 4 percent of total revenue in all three years.

Same store sales in Big Boy restaurants improved by 4.6 percent during fiscal 2002, including a 5.4 percent rise for the fourth quarter, marking the nineteenth consecutive quarter that Big Boy same store sales gains have been achieved. Big Boy same store sales increases were 3.4 percent in fiscal 2001 and were 5 percent in fiscal 2000. The extra week contained in fiscal 2001 was excluded in calculating the percentage increase of all same store sales. Higher customer counts drove the sales increases during the latter half of the year, aided by mild winter weather and the slower economy that brings cost conscious diners to Big Boy instead of higher priced full service establishments. Strong carryout and drive-thru trade continued to outpace the increase in dining room sales during fiscal 2002, but the margin narrowed significantly when compared to the prior two years. A combination of new menu items and menu price hikes also helped to drive the increases in all three years. During fiscal 2000, menu prices were increased 1.5 percent near the end of the first quarter and just under 2 percent near the end of the third quarter. Price increases similar in size to fiscal 2000 were implemented during the corresponding periods in fiscal 2001. A menu price increase of 1.4 percent was implemented in September, 2001 and a similar increase was made in February, 2002. Another menu price increase is currently being planned for the autumn of 2002. Average annual sales volume of a Big Boy restaurant reached $1,819,000 in fiscal 2002, up from $1,726,000 (comparable 52 week basis) in fiscal 2001 and $1,656,000 in fiscal 2000.

Since the beginning of fiscal 2001, four new Big Boy restaurants have been opened, one of which was a replacement building on the same land, while three older, under performing restaurants were permanently closed. No Big Boy restaurants were opened or closed during fiscal 2000. No new Big Boy restaurants are expected to open during fiscal 2003, although one replacement building is currently under construction.

Sales from Golden Corral restaurants were $45,268,000 during fiscal 2002, an increase of $18,465,000 or 69 percent higher than fiscal 2001, and $32,567,000 higher than two years ago. As new restaurants open, an initial burst of curiosity sales is usually experienced as the general public is eager to try-out the new restaurant. This "honeymoon" period typically lasts several months before the restaurant's sales reach normalized levels. In a period of rapid growth such as the Company has experienced the last three years in developing Golden Corrals, year over year comparisons frequently are not meaningful. Eleven Golden Corrals were in operation throughout fiscal 2002, including one that opened on the first day of fiscal 2002. A total of sixteen Golden Corrals were operating at the end of fiscal 2002. Five Golden

Corrals were in operation for all of fiscal 2001. A total of ten Golden Corrals were operating at the end of fiscal 2001. Only one Golden Corral was in operation for the full fiscal 2000, while four were added during the year. Average annual sales volume for restaurants in operation throughout fiscal 2002 was $3,452,000 per restaurant. Three to four more Golden Corrals will add sales revenue in fiscal 2003, including two that opened respectively in June and July of 2002. A 1.3 percent price increase was implemented in February of 2001 with a .9 percent increase in February, 2002.

The "Great Steak Buffet" will be introduced in all Golden Corral restaurants during the first quarter of fiscal 2003. The concept features all-you-can-eat charbroiled steaks, allowing a higher price point to be charged. Higher sales, profits and cash flows are expected to be achieved from this initiative.

As of June 2, 2002, the Company had licensed 34 Big Boy restaurants to other operators compared with 37 such restaurants at the start of fiscal 2000. **Other revenue** is normally comprised principally of franchise and other service fees earned from these licensed restaurants. In addition, other revenue for fiscal 2001 included $1,104,000 from the sale of unused Big Boy territorial rights in areas that had been abandoned by the Company years ago.

Cost of sales for fiscal 2002 increased $20,446,000 or 12.3 percent higher than fiscal 2001, roughly proportionate to the 11.4 percent revenue increase (12.1 percent increase excluding last year's revenue from the sale of territorial franchise rights). As a percentage of revenue, cost of sales was 87.9 percent in fiscal 2002, 87.1 percent in fiscal 2001 (87.7 percent without benefit of the non-recurring revenue from the sale of territorial franchise rights) and 87.4 percent in fiscal 2000. An analysis of the components of cost of sales follows.


Frisch's
BIG BOY

Frisch's, looking back.

As a percentage of Big Boy sales, **food and paper costs** in Big Boy restaurants were 31.2 percent, 31.7 percent and 31.6 percent, respectively, during fiscal years 2002, 2001 and 2000. Food cost percentages for Big Boy restaurants benefited in all three years from higher sales of carryout and drive-thru meals, which usually have lower food cost percentages than a typical dinner served in the dining room. Menu price hikes in all three years have also helped to keep the percentages in line despite higher costs of certain commodities, especially beef, cheese and other dairy products. The cost of these commodities began to recede during the latter half of fiscal 2002 resulting in the 31.2 food cost percentage. Food cost in Golden Corral restaurants, which as a percentage of sales is much higher than in Big Boy restaurants, continues to drive consolidated food and paper costs higher as more Golden Corrals open. The consolidated food cost percentage rose to 33.1 percent of revenue during fiscal 2002, up from 33.0 percent (33.2 percent without benefit of the non-recurring revenue from the sale of territorial franchise rights) and 32.7 percent, respectively, during fiscal years 2001 and 2000.

Although not critical to the fair presentation of the Company's financial condition or its results of operations, the assumptions used to measure reserves for self insurance can be complex and sometimes require management to exercise considerable judgment. Favorable claims experience allowed self insurance reserve estimates to be lowered by $417,000 and $483,000, respectively, in fiscal 2001 and 2000. Unfavorable claims experience in fiscal 2002 resulted in raising reserve estimates by $26,000 with a corresponding charge taken to earnings.

Payroll and related expenses were 34.9 percent, 34.1 percent and 34.3 percent of revenue, respectively, during fiscal years 2002, 2001 and 2000. Without the adjustments in estimates of self insurance reserves apportioned to payroll and related expenses, fiscal 2002 would have remained at 34.9 percent of revenue while fiscal 2001 would have been 34.3 percent of revenue (34.5 percent without benefit of the non-recurring revenue from the sale of territorial franchise rights), and fiscal 2000 would have been 34.5 percent of revenue. Although pay rates stabilized and began to recede during fiscal 2002, several other factors accounted for the fiscal 2002 increase in the payroll and related percentage when compared with the prior two years. First, an increase in service hours worked in relation to hours of operation added to higher payroll costs. Second, variable compensation for restaurant management earned was much greater than levels paid in the prior two years. Third, higher costs for pension and medical plan coverage were incurred during the year. Two other factors kept this year's payroll and related percentage from rising higher than it did. First, the costs of certain other employee benefits are fixed and do not necessarily rise with higher levels of pay or higher sales levels. Second, payroll and related expense percentages for Golden Corral restaurants are lower than for Big Boy restaurants. Therefore, as more Golden Corral restaurants are opened, the percentage impact of overall payroll and related costs is lessened. Even though Golden Corral restaurants enjoy a lower payroll and related expense percentage than do Big Boy restaurants, the Company believes there is room for improvement and will focus on lowering Golden Corral payroll costs in fiscal 2003.

The fair value of the assets in pension plans sponsored by the Company has been adversely affected by poor investment results in the stock market, which has increased the Company's pension expense after many years of steady, low costs. The net periodic pension cost (benefit) was $499,000, $(113,000) and $39,000, respectively, in fiscal years 2002, 2001 and 2000. The net periodic pension cost for fiscal 2003 is expected to be more than double that of fiscal 2002.

Federal legislation has once again been introduced that calls for raising the minimum wage. If enacted, the legislation would raise the minimum wage by $1.50 per hour in three stages over a period of about 15 months: to $5.75 within 60 days of enactment, to $6.25 on January 1, 2003 and $6.65 on January 1, 2004. The Company estimates the first stage would have little immediate material impact. The second and third stages could each add as much as a 1/2 percentage point or more to consolidated payroll and related expenses expressed as a percentage of revenue. Higher menu prices together with tighter payroll standards, reducing the number of hours worked for a given sales level, would likely be used to offset the pressure brought from a higher minimum wage.

Other operating costs include occupancy costs, depreciation, utilities, opening expenses and various other restaurant operating costs. These expenses were 19.9 percent of revenue during fiscal 2002, compared with 20 percent (20.2 percent without benefit of the non-recurring revenue from the sale of territorial franchise rights) during fiscal 2001 and were 20.5 percent in fiscal 2000. As these expenses tend to be more fixed in nature, sales increases from higher customer traffic and menu price hikes generally cause these costs to be a lower percentage of revenue. Significant charges for new restaurant opening costs were incurred in all three years. Opening expenses for Golden Corral restaurants were $1,380,000, $1,699,000 and $984,000, respectively, in fiscal years 2002, 2001 and 2000. Opening expenses for Big Boy restaurants were $395,000, $201,000 and zero, respectively, in fiscal years 2002, 2001 and 2000.

Results for fiscal 2001 were adversely affected by **impairment of long-lived assets** charges totaling $1,549,000, that resulted from closing two unprofitable Big Boy restaurants during that year.

Administrative and advertising expense during fiscal 2002 increased $776,000 or 7.5 percent higher than fiscal 2001, and was $1,836,000 or 19.9 percent higher than fiscal 2000. The largest component of the increases is higher spending for Big Boy and Golden Corral advertising and marketing, which is proportionate with higher sales levels, reflecting the Company's long standing policy to spend a constant percentage of sales on advertising and marketing. Golden Corral sales volume in fiscal 2002 reached the economy of scale necessary for television advertising, which began in the Cincinnati market during the year. Golden Corral TV spots are expected to be expanded during fiscal 2003. When compared with fiscal 2000, other components of the fiscal 2002 and fiscal 2001 increase include higher corporate bonus accruals commensurate with continued improvements in earnings.

Interest expense during fiscal 2002 decreased $186,000 or 7.2 percent lower than fiscal 2001 and was $10,000 higher than fiscal 2000. Three factors contributed heavily to the fiscal 2002 reduction in spite of much higher outstanding debt levels at the end of the year: higher levels of capitalized interest during active construction periods, much lower variable interest rates and a lower level of debt to begin the year principally because proceeds from the sales of the hotel properties were used to repay debt last year. Interest expense should increase over the long term even though borrowing levels are expected to slow substantially in fiscal 2003 because the full effect of having borrowed $17,000,000 in fiscal 2002 will be felt and because variable rates are more likely to rise than fall.

Income tax expense as a percentage of pre-tax earnings was 34.8 percent for fiscal 2002, compared with 34.4 percent in fiscal 2001 and 35.5 percent in fiscal 2000. These rates have been kept consistently low through the Company's use of tax credits, principally the federal credits allowed for Employer Social Security and Medicare Taxes Paid on Certain Employee Tips and the Work Opportunity Credit.

Critical Accounting Policies

Two factors are required for an accounting policy to be deemed critical. The policy must be significant to the fair presentation of a company's financial condition and its results of operations, and the policy must require management's most difficult, subjective or complex judgments. Management believes that its policy used in accounting for the impairment of long-lived assets is the Company's only critical accounting policy because of its potential for significant impact on financial condition and results of operations. A discussion of this policy can be found under the "Property and Equipment" caption of Note B to the consolidated financial statements.

Liquidity and Capital Resources

The Company historically maintains a strategic negative working capital position, a common practice in the restaurant industry. Since substantially all of the Company's retail sales are cash or credit card sales, management believes that the $14,864,000 working capital deficit as of June 2, 2002 does not and will not hinder the Company's ability to satisfactorily retire its obligations when due.



Operating cash flows were $20,100,000 in fiscal 2002. In addition to servicing debt, these cash flows were utilized for discretionary objectives, including capital projects (principally restaurant expansion), dividends, and repurchases of the Company's common stock. Unsecured credit lines are readily available when needed to help finance capital projects.

Investing activities in fiscal 2002 included $28,931,000 in capital costs. This includes $17,602,000 for Golden Corral restaurants, principally for new restaurant construction and site acquisitions, and $11,329,000 for Big Boy restaurants which includes new restaurant construction, site acquisitions, remodeling existing restaurants, routine equipment replacements and other capital outlays. Remaining expenditures to complete new restaurant construction that was in progress as of June 2, 2002 are estimated at $2,356,000 for Golden Corrals and $1,745,000 for one Big Boy restaurant. It is the Company's policy to own its restaurant properties; however, it is sometimes necessary to enter ground leases to obtain desirable land on which to build. Two ground leases for Golden Corral restaurants were entered into during fiscal 2002. These leases have been accounted for as operating leases pursuant to Statement of Financial Accounting Standards No. 13 (SFAS 13), "Accounting for Leases" as amended.


golden corral
Golden Corral

No significant property sales occurred during fiscal 2002. Substantially all of the $16,978,000 in proceeds from property sales in fiscal 2001 were from the sale of the two hotel properties, most of which was immediately used to repay debt until needed for restaurant expansion. Proceeds from property sales are normally used for working capital.

Financing activities in fiscal 2002 included $17,000,000 of new debt borrowed against the Company's credit lines. Payment of long-term debt and capital lease obligations amounted to $2,710,000. Regular quarterly cash dividends paid to shareholders totaled $1,727,000. The Company expects to continue its 42 year practice of paying regular quarterly cash dividends.

Since October, 1998, the Company has had a stock repurchase program. The program was most recently renewed in October, 2000. A total of 128,900 shares were acquired at a cost of $1,792,000 during fiscal 2002. A total of 240,700 shares remain available to be repurchased before the current program expires in October, 2002. Due to the strong upward movement in the stock price since December, 2001, no shares have been acquired since January 4, 2002 and the Company has no current plans to make any further repurchases of its stock. Proceeds of $273,000 were received during the year from employees and directors of the Company who acquired 23,828 shares of the Company's common stock through exercise of stock options.



Expansion costs are being funded through a combination of cash flow and the Company's credit facilities that provide for unsecured borrowing of up to $55,000,000. As of June 2, 2002, $44,000,000 had been cumulatively borrowed leaving $11,000,000 available to be drawn upon before the availability of draws is scheduled to expire on September 1, 2003. Decisions to slow Golden Corral and Big Boy expansion plans were made during the latter half of fiscal 2002 to allow better use of cash flows from operations while minimizing the use of credit lines.

The Company's development agreements with Golden Corral Franchising Systems, Inc. (franchisor) were slightly modified in January, 2002 to allow the Company to more evenly spread the development schedule over the remaining term of the agreement. The Company still plans to open 41 Golden Corral restaurants by December 31, 2007. Plans for fiscal 2003 call for three to four Golden Corrals to open, including two that opened respectively in June and July of 2002. Three more should be under active construction at the end of fiscal 2003. On average, the cost to build and equip each Golden Corral restaurant is approximately $3,000,000, including land. The cost to retrofit all existing Golden Corrals for the "Great Steak Buffet" will run approximately $1,700,000, substantially all of which will be expended before the end of the first quarter of fiscal 2003.

The construction of a Golden Corral restaurant in Canton, Ohio, which had been expected to open in September, 2001, was halted in August, 2001 when structural defects were discovered. In March, 2002, a final assessment of the scope of the defects resulted in the Company's decision to construct a new building on another part of the lot. The Company intends to assert claims against various firms with which the Company had contracted for the design, engineering and construction of the defective building. The Company expects to recover at least $1,785,000 in expenditures incurred to date. Construction of the new building is expected to begin during the summer of 2002.

Construction of a new Big Boy restaurant to replace an older building on existing land was begun in May, 2002. The cost to build and equip the restaurant is currently estimated at $1,950,000. This restaurant will likely be the last Big Boy restaurant to be built that fully utilizes the building prototype that was introduced last year. A more cost effective derivative of the prototype will be developed, the first of which is expected to be under construction by the end of fiscal 2003. Land acquisitions will likely continue during fiscal 2003. The Company routinely renovates approximately one-fifth of its Big Boy restaurants each year, the estimated cost of which for fiscal 2003 totals approximately $750,000. Certain high-volume Big Boy restaurants will be evaluated to determine whether their kitchens should be redesigned for increased efficiencies. A typical kitchen redesign costs approximately $125,000.

The Company is currently making plans to replace its headquarters legacy information systems with an integrated enterprise system. The installation of the system will be a long term process that could take one to three years to fully install. The total cost to install such a system has yet to be determined as the vendor to supply the new system has yet to be selected. However, as much as $2,000,000 could be expended during fiscal 2003.

Risk Factors and Safe Harbor Statement

Statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) that are not historical facts are forward-looking statements as that item is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified in sentences that contain words such as "should", "could", "will", "may", "plan", "expect", "anticipate", "estimate", "project", "intend", "believe" and similar words that are used to convey the fact that the statement being made is prospective and does not strictly relate to historical or present facts. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from anticipated results. The Company undertakes no obligation to update any of the forward-looking statements that may be contained in this MD&A.



The Brass Bell Bakery at Golden Corral

Food safety is the most significant risk to any company that operates in the restaurant industry. It has become the focus of increased government regulatory initiatives at the local, state and federal levels resulting in higher compliance costs to the Company. To limit the Company's exposure to the risk of food contamination, management rigorously emphasizes and enforces the Company's food safety policies working cooperatively with programs established by health agencies at all levels of government authority, including the federal Hazard Analysis of Critical Control Points (HACCP) program. In addition, the Company makes use of ServSafe Training, a nationally recognized program developed by the National Restaurant Association. The ServSafe program provides accurate, up-to-date science-based information to all levels of restaurant workers on all aspects of food handling, from receiving and storing to preparing and serving. All restaurant managers are required to receive re-certification in ServSafe Training every five years.

Other examples of risks and uncertainties facing the Company include, but are not limited to, the following: intense competition for customers; consumer perceptions of value, food quality and quality of service; changing consumer preferences; changing neighborhood demographics; changes in business strategy and development plans; the rising cost of quality sites on which to build restaurants; incorrect restaurant site selection; the effects of inflationary pressure, including higher energy prices; rolling power outages; shortages of qualified labor; changes in the supply and cost of food; seasonal weather conditions, particularly during the winter months of the third quarter; natural disasters; fires or explosions; criminal acts, including bomb threats, robberies, hostage taking, kidnapping and other violent crimes; acts of terrorists or acts of war; civil disturbances; boycotts; variable interest rates; limitations on borrowing capacity; legal claims; changes in accounting standards; estimates used in preparing financial statements; disruptions to the business during transitions to new computer software; financial stability of technology vendors to support computer software over the long-term; changes in governmental regulations regarding the environment; exposure to penalties for potential violations of numerous governmental regulations in general, and immigration (I-9) and minor labor regulations in particular; any future imposition by OSHA of costly ergonomics regulations on workplace safety; legislative changes affecting labor law, especially increases in the federal minimum wage; and legislative or court rulings that result in changes to tax codes.

The Company continually takes reasonable preventive measures to reduce its risks and uncertainties. However, the nature of some risks and uncertainties leaves the Company with little control. The materialization of any of the risks and uncertainties identified herein, together with those risks not specifically listed or those that are presently unforeseen, could result in significant adverse effects on the Company's financial position, results of operations and cash flows, which could include the permanent closure of the affected restaurant(s) with an impairment of assets charge taken against earnings.

Quarterly Data

The Company's common stock is traded on the American Stock Exchange under the symbol "FRS". The following table sets forth the high and low sales prices for the common stock for each quarter within the Company's two most recent fiscal years:

	Year Ended June 2, 2002			Year Ended June 3, 2001		
	Stock Prices		**Dividend**	Stock Prices		Dividend
	High	**Low**	**per share**	High	Low	per share
1st Quarter	**$14.50**	**$12.60**	**8¢**	$12.50	$ 9.50	8¢
2nd Quarter	**14.30**	**13.00**	**9¢**	14.13	10.25	8¢
3rd Quarter	**20.25**	**13.40**	**9¢**	15.13	12.80	8¢
4th Quarter	**24.80**	**18.55**	**9¢**	13.65	11.45	8¢

Through July 10, 2002, the Company has paid 166 consecutive quarterly cash dividends during its 42 year history as a public company. The closing price of the Company's common stock as reported by the American Stock Exchange on May 31, 2002 was $19.90. There were approximately 2,300 shareholders of record as of June 26, 2002.

	Year Ended June 2, 2002 (in thousands, except per share data)					Year Ended June 3, 2001 (in thousands, except per share data)				
	Revenue	**Gross profit**	**Earnings from continuing operations**	**Net earnings**	**Diluted net earnings per share**	Revenue	Gross profit	Earnings from continuing operations	Net earnings	Diluted net earnings per share
1st Quarter	**$ 63,156**	**$ 6,535**	**$1,986**	**$1,986**	**$ .39**	$ 54,307	$ 6,401	$1,969	$2,356	$ .45
2nd Quarter	**48,803**	**6,076**	**2,111**	**2,111**	**.42**	43,843	5,453	1,240	1,933	.38
3rd Quarter	**48,057**	**5,756**	**1,852**	**1,852**	**.37**	42,118	4,498	1,308	1,255	.24
4th Quarter	**51,742**	**6,025**	**2,022**	**2,022**	**.41**	49,762	5,517	2,040	2,142	.42
Total	**$211,758**	**$24,392**	**$7,971**	**$7,971**	**$1.59**	$190,030	$21,869	$6,557	$7,686	$1.49

The first quarter of each year contained sixteen weeks. The second and third quarters of each year contained twelve weeks. The fourth quarter of fiscal 2002 contained twelve weeks compared to thirteen weeks in fiscal 2001.

Net earnings for the first quarter of fiscal 2001 included a favorable adjustment of $275,000 resulting from lower than anticipated claims in the Company's self insured casualty insurance program.

The second and third quarters of fiscal 2001 included impairment losses of $310,000 and $710,000, net of tax, respectively, resulting from the closing of underperforming Big Boy restaurants. In addition, the fourth quarter of fiscal 2001 included a credit to income tax expense of $140,000 to reflect the actual effective tax rate for the year.



Summary of Operations

(in thousands, except per share data)	2002	2001 *	2000	1999	1998
Revenue					
Sales	**$210,434**	$187,465	$165,847	$146,671	$139,474
Other	**1,324**	2,565	1,353	1,346	1,213
Total revenue	**211,758**	190,030	167,200	148,017	140,687
Costs and expenses					
Cost of sales					
Food and paper	**69,995**	62,696	54,621	47,029	45,277
Payroll and related	**73,811**	64,826	57,287	50,559	46,895
Other operating costs	**42,237**	38,074	34,230	30,724	30,526
	186,043	165,596	146,138	128,312	122,698
Administrative and advertising	**11,062**	10,286	9,225	8,963	7,553
Impairment of long-lived assets	-	1,549	-	1,125	375
Interest	**2,420**	2,607	2,411	2,437	3,076
Total costs and expenses	**199,525**	180,038	157,774	140,837	133,702
Earnings from continuing operations before income taxes and extraordinary item	**12,233**	9,992	9,426	7,180	6,985
Income taxes					
Current	**3,557**	2,857	3,533	2,887	1,928
Deferred	**705**	578	(182)	(267)	397
	4,262	3,435	3,351	2,620	2,325
Earnings from continuing operations	**7,971**	6,557	6,075	4,560	4,660
Income (loss) from discontinued operations (net of applicable tax)	-	430	70	(142)	(115)
Gain on disposal of discontinued operations (net of applicable tax)	-	699	-	-	-
Earnings (loss) from discontinued operations	-	1,129	70	(142)	(115)
Extraordinary item (net of applicable tax)	-	-	-	3,712	-
NET EARNINGS	**$ 7,971**	$ 7,686	$ 6,145	$ 8,130	$ 4,545
Diluted net earnings per share of common stock					
Continuing operations	**$ 1.59**	$ 1.27	$ 1.08	$ .76	$ .75
Discontinued operations	-	.22	.01	(.02)	(.02)
Extraordinary item	-	-	-	.62	-
	$ 1.59	$ 1.49	$ 1.09	$ 1.36	$ .73
Cash dividends per share	**$ .35**	$ .32	$ .31	$ .28	$ .26
Other financial statistics					
Working capital (deficit)	**($14,864)**	($10,967)	$3,056	($9,610)	($8,450)
Capital expenditures	**28,931**	24,729	13,837	12,709	11,235
Total assets	**129,335**	108,310	107,779	103,426	106,724
Long-term obligations	**45,754**	33,932	35,891	31,605	41,855
Cost to repurchase common stock	**1,792**	3,802	5,503	1,067	17,690
Shareholders' equity	**61,230**	56,446	54,167	55,288	49,910
Book value per share at year end	**$12.47**	$11.26	$10.13	$9.37	$8.31
Return on average equity	**13.5%**	13.9%	11.2%	15.5%	7.9%
Weighted average number of diluted shares outstanding	**5,013**	5,144	5,658	5,968	6,238
Number of shares outstanding at year end	**4,911**	5,012	5,345	5,901	6,005
Percentage increase (decrease) in total revenue	**11.4%**	13.7%	13.0%	5.2%	(8.6%)
Earnings as a percentage of total revenue					
Earnings from continuing operations before income tax and extraordinary item	**5.8%**	5.3%	5.6%	4.9%	5.0%
Net earnings	**3.8%**	4.0%	3.7%	5.5%	3.2%

* Indicates 53 week period

Consolidated Balance Sheet

ASSETS

June 2, 2002 and June 3, 2001

	2002	2001
Current Assets		
Cash	$ 670,726	$ 280,460
Receivables		
Trade	858,524	1,048,983
Other	309,723	415,592
Inventories	3,585,239	3,601,508
Prepaid expenses and sundry deposits	993,366	1,018,741
Prepaid and deferred income taxes	1,069,381	600,164
Total current assets	7,486,959	6,965,448
Property and Equipment		
Land and improvements	38,859,285	29,381,174
Buildings	63,069,041	54,099,186
Equipment and fixtures	62,677,482	55,967,327
Leasehold improvements and buildings on leased land	14,692,924	13,263,779
Capitalized leases	7,388,580	7,343,935
Construction in progress	6,790,095	6,959,407
	193,477,407	167,014,808
Less accumulated depreciation and amortization	85,757,893	78,595,507
Net property and equipment	107,719,514	88,419,301
Other Assets		
Goodwill	740,644	740,644
Other intangible assets	998,549	980,423
Investments in land	945,217	1,340,492
Property held for sale	2,045,972	1,801,747
Long-term receivables	2,383,479	856,342
Net cash surrender value-life insurance policies	4,571,067	4,367,384
Deferred income taxes	87,086	762,035
Other	2,356,446	2,076,200
Total other assets	14,128,460	12,925,267
	$129,334,933	$108,310,016

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

June 2, 2002 and June 3, 2001

	2002	2001
Current Liabilities		
Long-term obligations due within one year		
Long-term debt	$ 4,099,770	$ 1,605,318
Obligations under capitalized leases	466,123	413,824
Self insurance	1,418,040	838,321
Accounts payable	9,357,584	8,870,147
Accrued expenses	6,674,742	5,994,499
Income taxes	334,556	210,290
Total current liabilities	22,350,815	17,932,399
Long-Term Obligations		
Long-term debt	35,904,960	23,678,748
Obligations under capitalized leases	4,245,504	4,503,891
Self insurance	2,877,412	2,964,549
Other	2,726,314	2,784,388
Total long-term obligations	45,754,190	33,931,576
Commitments	-	-
Shareholders' Equity		
Capital stock		
Preferred stock - authorized, 3,000,000 shares without par value; none issued	-	-
Common stock - authorized, 12,000,000 shares without par value; issued 7,385,107 and 7,362,279 shares - stated value - $1	7,385,107	7,362,279
Additional contributed capital	60,496,396	60,257,601
	67,881,503	67,619,880
Retained earnings	26,487,596	20,243,357
	94,369,099	87,863,237
Less cost of treasury stock (2,474,347 and 2,350,685 shares)	33,139,171	31,417,196
Total shareholders' equity	61,229,928	56,446,041
	$129,334,933	$108,310,016



Consolidated Statement of Earnings

Three years ended June 2, 2002

	2002	2001*	2000
Revenue			
Sales	**$210,434,433**	$187,464,958	$165,846,505
Other	**1,324,023**	2,564,642	1,353,295
Total revenue	**211,758,456**	190,029,600	167,199,800
Costs and expenses			
Cost of sales			
Food and paper	**69,994,741**	62,696,341	54,621,455
Payroll and related	**73,811,585**	64,825,646	57,286,588
Other operating costs	**42,236,535**	38,074,381	34,230,261
	186,042,861	165,596,368	146,138,304
Administrative and advertising	**11,061,466**	10,285,259	9,224,978
Impairment of long-lived assets	-	1,549,171	-
Interest	**2,420,370**	2,606,747	2,410,443
Total costs and expenses	**199,524,697**	180,037,545	157,773,725
Earnings from continuing operations before income taxes	**12,233,759**	9,992,055	9,426,075
Income taxes			
Current			
Federal	**3,225,283**	2,693,855	3,194,952
Less tax credits	**(347,911)**	(318,457)	(239,750)
State and municipal	**680,212**	482,035	577,307
Deferred	**704,794**	577,661	(181,580)
	4,262,378	3,435,094	3,350,929
Earnings from continuing operations	**7,971,381**	6,556,961	6,075,146
Income from discontinued operations (net of applicable tax)	-	430,023	70,395
Gain on disposal of discontinued operations (net of applicable tax)	-	698,809	-
Earnings from discontinued operations	-	1,128,832	70,395
NET EARNINGS	**$ 7,971,381**	$ 7,685,793	$ 6,145,541
Earnings per share (EPS) of common stock:			
Basic EPS - continuing operations	**$ 1.61**	$ 1.28	$ 1.08
Basic EPS - discontinued operations	-	.22	.01
Basic net earnings per share	**$ 1.61**	$ 1.50	$ 1.09
Diluted EPS - continuing operations	**$ 1.59**	$ 1.27	$ 1.08
Diluted EPS - discontinued operations	-	.22	.01
Diluted net earnings per share	**$ 1.59**	$ 1.49	$ 1.09

*Indicates 53 week period

The accompanying notes are an integral part of these statements.



Consolidated Statement of Cash Flows

Three years ended June 2, 2002

	2002	2001	2000
Cash flows provided by (used in) operating activities:			
Net income	**$ 7,971,381**	$ 7,685,793	$ 6,145,541
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	**9,550,949**	8,598,608	9,620,862
Loss (gain) on disposition of assets	**372,934**	(970,832)	(129,439)
Impairment of long-lived assets	**-**	1,549,171	-
Gain on disposition of franchise rights	**-**	(1,104,463)	-
	17,895,264	15,758,277	15,636,964
Changes in assets and liabilities:			
Decrease (increase) in receivables	**296,328**	(230,393)	102,548
Decrease (increase) in inventories	**16,269**	135,349	(4,398)
Decrease (increase) in prepaid expenses and sundry deposits	**25,375**	(200,150)	91,601
Decrease (increase) in prepaid and deferred income taxes	**205,732**	860,873	(206,689)
Increase (decrease) in accounts payable	**487,437**	1,372,844	(54,394)
Increase (decrease) in accrued expenses	**680,243**	(283,433)	876,113
Increase (decrease) in accrued income taxes	**124,266**	(226,425)	11,332
Increase in other assets	**(65,445)**	(1,088,332)	(543,204)
Increase (decrease) in self insured obligations	**492,582**	27,341	(337,151)
Decrease in other liabilities	**(58,074)**	(16,327)	(66,071)
	2,204,713	351,347	(130,313)
Net cash provided by operating activities	**20,099,977**	16,109,624	15,506,651
Cash flows provided by (used in) investing activities:			
Additions to property and equipment	**(28,931,094)**	(24,728,850)	(13,837,269)
Proceeds from disposition of property	**125,025**	16,977,631	1,071,836
Proceeds from sale of franchise rights	**134,143**	500,000	-
(Increase) decrease in other assets	**(2,140,557)**	133,708	(154,124)
Net cash (used in) investing activities	**(30,812,483)**	(7,117,511)	(12,919,557)
Cash flows provided by (used in) financing activities:			
Proceeds from borrowings	**17,000,000**	15,000,000	11,000,000
Payment of long-term debt and capital lease obligations	**(2,709,734)**	(18,870,327)	(5,955,824)
Cash dividends paid	**(1,727,142)**	(1,639,185)	(1,753,429)
Treasury share transactions-net	**(1,721,743)**	(3,710,263)	(5,472,275)
Stock options exercised (including tax benefit)	**342,059**	-	-
Employee stock purchase plan	**(80,668)**	(56,967)	(40,677)
Net cash provided by (used in) financing activities	**11,102,772**	(9,276,742)	(2,222,205)
Net increase (decrease) in cash and equivalents	**390,266**	(284,629)	364,889
Cash and equivalents at beginning of year	**280,460**	565,089	200,200
Cash and equivalents at end of year	**$ 670,726**	$ 280,460	$ 565,089
Supplemental disclosures:			
Interest paid	**$ 2,191,968**	$ 2,810,146	$ 2,288,527
Income taxes paid	**3,850,623**	3,392,595	3,667,348
Income tax refunds received	**843**	-	82,318
Note received from disposition of franchise rights	**-**	604,462	-

The accompanying notes are an integral part of these statements.

Consolidated Statement of Shareholders' Equity

Three years ended June 2, 2002

	Common stock at $1 per share - Shares and amount	Additional contributed capital	Retained earnings	Treasury shares	Total
Balance at May 30, 1999	$ 7,362,279	$ 60,401,456	$ 9,804,637	($ 22,280,869)	$ 55,287,503
Net earnings for the year	-	-	6,145,541	-	6,145,541
Treasury shares reissued	-	(15,343)	-	46,111	30,768
Treasury shares acquired	-	-	-	(5,503,043)	(5,503,043)
Employee stock purchase plan	-	(40,677)	-	-	(40,677)
Cash dividend paid - $.31 per share	-	-	(1,753,429)	-	(1,753,429)
Balance at May 28, 2000	7,362,279	60,345,436	14,196,749	(27,737,801)	54,166,663
Net earnings for the year	-	-	7,685,793	-	7,685,793
Treasury shares reissued	-	(30,868)	-	122,638	91,770
Treasury shares acquired	-	-	-	(3,802,033)	(3,802,033)
Employee stock purchase plan	-	(56,967)	-	-	(56,967)
Cash dividends paid - $.32 per share	-	-	(1,639,185)	-	(1,639,185)
Balance at June 3, 2001	7,362,279	60,257,601	20,243,357	(31,417,196)	56,446,041
Net earnings for the year	**-**	**-**	**7,971,381**	**-**	**7,971,381**
Treasury shares reissued	**-**	**232**	**-**	**70,055**	**70,287**
Treasury shares acquired	**-**	**-**	**-**	**(1,792,030)**	**(1,792,030)**
Stock options exercised (including tax benefit)	**22,828**	**319,231**	**-**	**-**	**342,059**
Employee stock purchase plan	**-**	**(80,668)**	**-**	**-**	**(80,668)**
Cash dividends paid - $.35 per share	**-**	**-**	**(1,727,142)**	**-**	**(1,727,142)**
Balance at June 2, 2002	**$7,385,107**	**$60,496,396**	**$26,487,596**	**($33,139,171)**	**$61,229,928**

The accompanying notes are an integral part of these statements.

Three years ended June 2, 2002

NOTE A – DESCRIPTION OF THE BUSINESS

Frisch's Restaurants, Inc. is a regional company that operates and licenses others to operate full service family-style restaurants under the name "Frisch's Big Boy", and operates grill buffet style restaurants under the name "Golden Corral" under certain licensing agreements. All restaurants currently operated by the Company are located in various regions of Ohio, Kentucky and Indiana.

The Company owns the trademark "Frisch's" and has exclusive, irrevocable ownership of the rights to the "Big Boy" trademark, trade name and service mark in the states of Kentucky and Indiana, and in most of Ohio and Tennessee. Substantially all of the Frisch's Big Boy restaurants also offer "drive-thru" service. The Company also licenses Big Boy restaurants to other operators, currently in certain parts of Ohio, Kentucky and Indiana. In addition, the Company operates a commissary near its headquarters in Cincinnati, Ohio that services all Big Boy restaurants operated by the Company, and is available to supply restaurants licensed to others.

NOTE B - ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Consolidation Practices

The consolidated financial statements include the accounts of Frisch's Restaurants, Inc. and all of its subsidiaries. Significant inter-company accounts and transactions are eliminated in consolidation. Certain reclassifications have been made to prior year information to conform to the current year presentation.

Fiscal Year

The Company's fiscal year is the 52 or 53 week period ending on the Sunday nearest to the last day of May. The first quarter of each fiscal year contains sixteen weeks, while the last three quarters each normally contain twelve weeks. Every fifth or sixth year, the additional week needed to make a 53-week year is added to the fourth quarter, resulting in a thirteen-week fourth quarter. The fiscal year ended June 3, 2001 was a 53-week year.

Use of Estimates

The preparation of financial statements requires management to use estimates and assumptions to measure certain items that affect the amounts reported. These judgments are based on knowledge and experience about past and current events, and assumptions about future events. Although management believes its estimates are reasonable and adequate, future events affecting them may differ markedly from current judgment.

Some of the more significant items requiring the use of estimates include liabilities for self insurance and deferred executive compensation, value of intangible assets, and the carrying values of long-lived assets and long-lived assets to be disposed of.

Cash and Cash Equivalents

Highly liquid investments with original maturities of three months or less are considered to be cash equivalents. Outstanding checks in the amount of $80,000 were included in accounts payable as of June 3, 2001.

Receivables

The Company values its trade notes and accounts receivable on the reserve method. The reserve balance was $99,000 at June 2, 2002 and $85,000 as of June 3, 2001.

Inventories

Inventories, comprised principally of food items, are valued at the lower of cost, determined by the first-in, first-out method, or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided principally on the straight-line method over the estimated service lives, which range from 10 to 25 years for buildings or components thereof and 5 to 10 years for equipment. Leasehold improvements are depreciated over 10 to 25 years or the remaining lease term, whichever is shorter. Interest on borrowings is capitalized during active construction periods of major capital projects. Capitalized interest for fiscal years 2002, 2001 and 2000 was $258,000, $180,000 and $101,000, respectively. The cost of land not yet in service is included in "construction in progress" if construction has begun or if construction is likely within the next twelve months. Estimated remaining expenditures for new restaurant construction that was in progress as of June 2, 2002 totaled approximately $4,101,000, including $2,356,000 for Golden Corral restaurants and $1,745,000 for one Big Boy restaurant. The cost of land on which construction is not likely within the next twelve months is included in other assets under the caption "investments in land".

The Company considers a history of cash flow losses in established geographic market regions to be its primary indicator of potential impairment pursuant to Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Carrying values are reviewed for impairment when events or changes in circumstances indicate that the assets' carrying values may not be recoverable from the estimated future cash flows expected to result from the properties' use and eventual disposition. When undiscounted expected future cash flows are less than carrying values, an impairment loss is recognized equal to the amount by which the carrying values exceed the net realizable values of the assets. Net realizable values are generally determined by estimates provided



NOTE B - ACCOUNTING POLICIES cont'd.

by real estate brokers and/or the Company's past experience in disposing of unprofitable restaurant properties. Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS 121, is required for fiscal years that begin after December 15, 2001. The adoption of SFAS 144 by the Company on June 3, 2002 did not cause the Company's primary indicators of impairment to be materially altered and therefore will not have any material impact on the Company's balance sheet, operating results or cash flows.

During the year ended June 3, 2001, two Big Boy restaurants were closed, and non-cash pretax charges totaling $1,575,000 were recorded as impairment losses. The net realizable value of one of the properties remains on the balance sheet as of June 2, 2002 as a component of the long-term asset caption "Property held for sale." Certain surplus property is also currently held for sale and the carrying value is the lower of cost or net realizable value.

Intangible Assets and Other Assets

Effective June 4, 2001, the Company elected early adoption of Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets". Under SFAS 142, acquired goodwill is not amortized. Instead, it is tested annually for impairment and also whenever an impairment indicator arises. Impairment losses are recorded when impairment is determined to have occurred. Reported net income for fiscal years 2001 and 2000 would have been approximately $3,000 higher in both years had goodwill not been amortized. As of June 2, 2002, the carrying amount of goodwill acquired in prior years totaled $741,000, which is net of $308,000 of cumulative amortization. The cumulative amortization includes $257,000 that was amortized prior to November 1, 1970.

Under SFAS 142, intangible assets having a finite useful life continue to be amortized, and are tested annually for impairment in accordance with SFAS 121. The Company's other intangible assets consist principally of initial franchise fees paid for each new Golden Corral restaurant the Company opens. Amortization of the $40,000 initial fee begins when each restaurant opens and is computed using the straight-line method over the 15-year term of each individual restaurant's franchise agreement. The carrying amount of Golden Corral initial franchise fees subject to amortization at June 2, 2002 was $576,000, which is net of $64,000 of accumulated amortization, and as of June 3, 2001, was $371,000, which was net of $29,000 of accumulated amortization. The fees are ratably amortized at $2,667 per year per restaurant, or approximately $43,000 per year in each of the next five years for the sixteen Golden Corral restaurants in operation as of June 2, 2002. Amortization for fiscal years 2002, 2001 and 2000 was $35,000, $19,000 and $9,000, respectively. The remaining balance of other intangible assets, including fees paid for future Golden Corral restaurants, is not currently being amortized because these assets have indefinite or as yet to be determined useful lives.

The franchise agreements with Golden Corral Franchising Systems, Inc. also require the Company to pay fees based on defined gross sales. These costs are charged to operations as incurred.

In January 2001, the Company reached an agreement with Big Boy Restaurants International, LLC ("International"), giving the Company exclusive, irrevocable ownership of certain rights to the "Big Boy" trademark, trade name and service marks in the states of Kentucky and Indiana, and in most of Ohio and Tennessee. The Company received these rights and $1,230,000 in exchange for ceding the Company's sub-franchise "Big Boy" territorial rights in the states of Florida, Texas, Oklahoma and Kansas. International paid $500,000 in cash and issued a note to the Company for $730,000, payable in four equal annual installments of $182,500, the first of which was received in January 2002. The $1,100,000 present value of the sale was recorded in other income in the third quarter of fiscal year 2001.

The Company receives revenue from franchise fees, based on sales of Big Boy restaurants that the Company licenses to other operators, which is recorded on the accrual method as earned. Initial franchise fees are recognized as revenue when the fees are deemed fully earned and non-refundable, ordinarily upon the execution of the licensed agreement, in consideration of the Company's services to that time.

Advertising

Advertising costs are charged to expense as incurred. Advertising expense for continuing operations for fiscal years 2002, 2001 and 2000 was $4,848,000, $4,297,000 and $3,864,000, respectively.

New Store Opening Costs

New store opening costs consist of new employee training costs, the cost of a team to coordinate the opening and the cost of certain replaceable items such as uniforms and china. New store opening costs are charged to expense as incurred. Opening costs for Golden Corral restaurants for fiscal years 2002, 2001 and 2000 were $1,380,000, $1,699,000 and $984,000, respectively. Opening costs for Big Boy restaurants for fiscal years 2002, 2001 and 2000 were $395,000, $201,000 and zero, respectively.

Benefit Plans

The Company has two qualified defined benefit pension plans covering substantially all of its eligible employees. (Hourly restaurant employees hired after December 31, 1998 are ineligible to enter the qualified defined benefit pension plans. Instead, these employees are offered participation in a 401(k) savings plan with a matching 40% employer cash contribution.) Qualified defined benefit pension plan benefits are based on years-of-service and other factors. The Company's funding policy is to contribute at least annually amounts sufficient to satisfy legal funding requirements plus such additional tax-deductible amounts deemed advisable under the circumstances. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected



NOTE B - ACCOUNTING POLICIES cont'd.
to be earned in the future. In addition, the Company has an unfunded non-qualified Supplemental Executive Retirement Plan (SERP) that provides a supplemental retirement benefit to the executive officers of the Company and certain other "highly compensated employees" whose benefits under the qualified plans are reduced when their compensation exceeds Internal Revenue Code imposed limitations or when elective salary deferrals are made to the Company's non-qualified Executive Savings Plan. Prepaid benefit costs and Executive Savings Plan assets are the principal components of other long-term assets on the balance sheet. (See Note H – Pension Plans.)

Commencing in the year 2000, the executive officers of the Company and certain other "highly compensated employees" began receiving comparable pension benefits through a non-qualified Non Deferred Cash Balance Plan instead of accruing additional benefits under the qualified defined benefit pension plans and the SERP. (Also see Note H – Pension Plans.)

Self Insurance

The Company self-insures its Ohio workers' compensation claims up to $250,000 per claim. Costs are accrued based on management's estimate for future claims.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value.

Income Taxes

Taxes are provided on all items included in the statement of earnings regardless of when such items are reported for tax purposes (see Note F – Income Taxes).

Stock Based Compensation

The Company accounts for stock options using the intrinsic value method of measuring compensation expense prescribed by Accounting Principles Board Opinion No. 25 (APB 25), as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock Based Compensation." Pro forma disclosures of net income and earnings per share based on options granted are reflected in Note G - Capital Stock.

NOTE C – DISCONTINUED OPERATIONS

In March 2000, the Company announced strategic plans to divest the Company's two hotel operations - the Clarion Riverview Hotel and the Quality Hotel Central. The plans called for continuing to operate the hotels until buyers were found and accordingly, amounts in the financial statements and related notes for all periods shown reflect discontinued operations accounting.

The Clarion Hotel Riverview was sold for $12,000,000 cash in November 2000 and the sale of the Quality Hotel Central was completed in May 2001 for $3,900,000 cash. The disposals resulted in an overall gain of $699,000, net of selling expenses and tax.

The following information summarizes results of discontinued operations for fiscal years 2001 and 2000:

	2001	2000
	(in thousands)	
Total revenue	$6,964	$11,594
Total costs and expenses	6,308	11,485
Earnings before income tax	656	109
Income tax	226	39
Earnings from discontinued operations	430	70
Gain on disposal of discontinued operations (net of tax of $366)	699	-
Net earnings from discontinued operations	$1,129	$ 70

In conformity with discontinued operations accounting rules, provision for depreciation expense was suspended in March 2000. Accordingly, depreciation expense for fiscal years 2001 and 2000 was zero and $1,358,000, respectively.

NOTE D - LONG-TERM DEBT

	2002		2001	
	Payable within one year	**Payable after one year**	Payable within one year	Payable after one year
	(in thousands)			
Construction draw facility -				
Construction phase	$ -	$ -	$ -	$ 2,000
Term loans	**4,100**	**25,905**	1,605	11,179
Revolving credit loan	**-**	**10,000**	-	10,500
	$4,100	**$35,905**	$1,605	$23,679

The portion payable after one year matures as follows:

		2002	2001
		(in thousands)	
Period ending in	2003	$ -	$14,386
	2004	**14,494**	2,038
	2005	**4,836**	2,206
	2006	**5,196**	2,383
	2007	**4,833**	1,823
	2008	**4,062**	843
Subsequent to	2008	**2,484**	-
		$35,905	$23,679

NOTE D - LONG-TERM DEBT cont'd.

The construction draw facility is an unsecured draw credit line that provides for borrowing of up to $45,000,000 to construct and open Golden Corral and Big Boy restaurants. As of June 2, 2002, the Company had cumulatively borrowed $34,000,000. Of this sum, $30,000,000 had been converted to Term Loans prior to June 2, 2002, while the remaining $4,000,000 that had been in the Construction Phase was converted into Term Loans shortly after the year ended. The availability to draw the remaining $11,000,000 on this credit facility expires September 1, 2003, unless extended. Interest on Construction Phase Loans is determined by various indices, and is payable at the end of each specific rate period selected by the Company, which may be monthly, bi-monthly or quarterly. Within six months of the completion and opening of each restaurant, the balance outstanding under each Construction Phase Loan must be converted to a Term Loan amortized over a period not to exceed seven years. Upon conversion, the Company may select a fixed interest rate over the chosen term or may choose among various adjustable rate options. Fixed interest rates have been chosen for all of the Term Loans, the weighted average of which is 7.06%, and all of the loans are being repaid in 84 equal monthly installments of principal and interest aggregating $517,000, expiring in various periods ranging from May 2006 through June 2009. Any outstanding Construction Phase Loan that has not been converted into a Term Loan shall mature and be payable in full on September 1, 2003.

The revolving credit loan is a $10,000,000 unsecured line of credit, all of which is presently outstanding, that may be used for general corporate purposes. The loan matures on September 1, 2003, unless extended. Interest rates, ranging from 2.99% to 3.07% as of June 2, 2002, are determined by various indices as selected by the Company. Interest is payable in arrears on the last day of the rate period chosen by the Company, which may be monthly, bi-monthly or quarterly.

Both of these loan agreements contain covenants relating to tangible net worth, interest expense, cash flow, debt levels, capitalization changes, asset dispositions, investments and restrictions on pledging certain restaurant operating assets. The Company was in compliance with all loan covenants at June 2, 2002. Compensating balances are not required by these loan agreements.

As of June 2, 2002, the Company had three outstanding letters of credit totaling $376,000 principally in support of its self-insurance program.

NOTE E - LEASED PROPERTY

The Company occupies certain of its restaurants pursuant to lease agreements. The majority of the leases are for fifteen or twenty years and contain renewal options for ten to fifteen years, and/or have favorable purchase options. As of June 2, 2002, eleven of the Company's 28 leased restaurant locations have been capitalized. Delivery equipment is also held under capitalized leases expiring during various periods through 2009. Amortization of capitalized lease assets is computed on the straight-line method over the primary terms of the leases.

An analysis of the capitalized leased property follows:

	Asset balances at	
	2002	2001
	(in thousands)	
Restaurant facilities	**$6,306**	$6,306
Equipment	**1,083**	1,038
	7,389	7,344
Less accumulated amortization	**(5,189)**	(4,896)
	$2,200	$2,448

As of June 2, 2002, seventeen of the Company's restaurant properties are occupied pursuant to operating leases, two of which are ground leases for Golden Corral restaurants. A Golden Corral restaurant was under construction as of June 2, 2002 on a third ground lease. The Company also occupies office space under an operating lease that expires during 2013, with renewal options available through 2023. Total rental expense of operating leases for continuing operations was $1,434,000 in 2002, $1,622,000 in 2001 and $1,470,000 in 2000.

Future minimum lease payments under capitalized leases and operating leases, including residual value guarantees on certain of the capitalized leases, having an initial or remaining term of one year or more follow:

Year ending in:	Capitalized leases	Operating leases
	(in thousands)	
2003	$ 940	$ 1,304
2004	940	1,299
2005	880	1,126
2006	802	918
2007	575	705
2008 to 2022	2,573	5,747
Total	6,710	$11,099
Amount representing interest	(1,998)	
Present value of obligations	4,712	
Portion due within one-year	(466)	
Long-term obligations	$4,246	

NOTE F – INCOME TAXES

The variations between the statutory Federal rate and the effective rate are summarized as follows:

	Percent of pretax earnings		
	2002	2001	2000
Statutory U.S. Federal income tax	**34.0**	34.0	34.0
Tax credits	**(2.8)**	(2.7)	(2.5)
State and municipal income taxes (net of Federal tax benefit)	**3.7**	3.2	4.0
Other	**(.1)**	(.1)	-
Effective rate	**34.8**	34.4	35.5

Deferred tax assets and liabilities result from timing differences in the recognition of revenue and expense between financial reporting and tax statutes. The components of the deferred tax asset (liability) were as follows (in thousands):

	2002	2001
Deferred compensation	**$ 708**	$ 656
Compensated absences	**619**	576
Self insurance	**1,444**	1,286
Impairment of assets/ property write-downs	**476**	542
Other	**137**	67
Total deferred tax assets	**3,384**	3,127
Depreciation	**(1,121)**	(346)
Pension contributions	**(791)**	(694)
Sale of franchise rights	**(160)**	(205)
Other	**(559)**	(520)
Total deferred tax liabilities	**(2,631)**	(1,765)
Net deferred tax asset	**$ 753**	$ 1,362

NOTE G - CAPITAL STOCK

Stock Options

The 1993 Stock Option Plan authorizes the grant of stock options for up to 562,432 shares of the common stock of the Company for a ten-year period beginning May 9, 1994, of which 261,704 remained available to be optioned as of June 2, 2002. Of the 300,728 cumulative shares optioned to date, 255,732 remain outstanding as of June 2, 2002. Shares may be optioned to employees at not less than 75% of fair market value on the date granted. Shareholders approved the Amended and Restated 1993 Stock Option Plan (Amended Plan) in October 1998 which provides for automatic, annual stock option grants of 1,000 shares to each of the Company's non-employee directors. The per share exercise price for options granted to non-employee directors must equal 100% of fair market value on the date of grant. The Amended Plan added a Company right to repurchase shares acquired on exercise of options if an optionee chooses to dispose of such shares. Stock appreciation rights are not provided for under the Amended Plan. All outstanding options under the 1993 Plan were granted at fair market value and expire 10 years from the date of grant. Outstanding options to substantially all of the employees vest in three equal annual installments, while outstanding options to non-employee directors vest after one year.



The 1984 Stock Option Plan expired May 8, 1994. As of June 2, 2002, 28,488 options remain outstanding, which are exercisable within 10 years from the date of grant. Approximately one-half of these will expire in July 2002 with the balance scheduled to expire in June 2003. The exercise price is the fair market value as of the date granted, subsequently adjusted for stock dividends (the latest of which was declared and paid in fiscal year 1997) in accordance with the anti-dilution provisions of the Plan.

Transactions involving both the 1993 and the 1984 Plans are summarized below:

	2002	
	No. of shares	**Option price**
Outstanding at beginning of year	**220,216**	**$8.31 to $17.05**
Exercisable at beginning of year	**157,467**	**$8.31 to $17.05**
Granted during the year	**90,000**	**$13.43 to $14.10**
Exercised during the year	**23,828**	**$8.31 to $12.38**
Expired during the year	**-**	
Forfeited during the year	**2,168**	**$9.94 to $13.43**
Outstanding at end of year	**284,220**	**$8.31 to $17.05**
Exercisable at end of year	**209,131**	**$8.31 to $17.05**

	2001	
Outstanding at beginning of year	118,738	$8.31 to $17.05
Exercisable at beginning of year	69,987	$8.31 to $17.05
Granted during the year	107,478	$9.94 to $12.06
Exercised during the year	-	
Expired during the year	-	
Forfeited during the year	6,000	$9.94 to $12.38
Outstanding at end of year	220,216	$8.31 to $17.05
Exercisable at end of year	157,467	$8.31 to $17.05

	2000	
Outstanding at beginning of year	169,163	$8.31 to $20.83
Exercisable at beginning of year	108,580	$12.38 to $20.83
Granted during the year	27,750	$10.06 to $10.25
Exercised during the year	-	
Expired during the year	68,425	$20.83
Forfeited during the year	9,750	$8.31 to $12.38
Outstanding at end of year	118,738	$8.31 to $17.05
Exercisable at end of year	69,987	$8.31 to $17.05

NOTE G - CAPITAL STOCK cont'd.

Using the fair value on the grant date under the methodology prescribed by SFAS 123, the respective pro forma effect on net income for options granted in fiscal years 2002, 2001 and 2000 would have amounted to annual charges to earnings of approximately $69,000, $69,000 and $14,000, respectively. The pro forma effect on basic and diluted net earnings per share would have amounted to ($.01) in 2002 and ($.01) in 2001, with no effect in 2000. These estimates were determined using the modified Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Dividend yield	**2.17%**	2.62%	3.18%
Expected volatility	**27%**	30%	24%
Risk free interest rate	**4.72%**	5.82%	5.82%
Expected lives	**5 years**	5 years	5 years
Weighted average fair value of options granted	**$3.49**	$2.92	$2.32

Shareholders approved the Employee Stock Option Plan (elsewhere referred to as Employee Stock Purchase Plan) in October 1998. The Plan provides employees who have completed 90 days of continuous service with an opportunity to purchase shares of the Company's common stock through payroll deduction. Immediately following the end of each semi-annual offering period, participant account balances are used to purchase shares of stock at the lesser of 85% of the fair market value of shares at the beginning of the offering period or at the end of the offering period. The Plan authorizes a maximum of 1,000,000 shares that may be purchased on the open market or from the Company's treasury. As of April 30, 2002, 44,648 shares were held by employees pursuant to the provisions of the Plan.

The Company also has reserved 58,492 common shares for issuance under the non-qualified Executive Savings Plan. Shares reserved under all plans have been adjusted for stock dividends declared and paid in prior years. There are no other outstanding options, warrants or rights.

Stock Repurchase Program

Since September 1998, 1,135,286 shares of the Company's common stock have been repurchased at a cost of $12,162,000, including 128,900 shares at a cost of $1,792,000 during 2002, 342,080 shares at a cost of $3,802,000 in 2001 and 559,508 shares at a cost of $5,503,000 during 2000. A total of 240,700 shares remain available to be repurchased pursuant to the current repurchase authorization which allows for up to 500,000 additional shares to be repurchased from time to time on the open market or through block trades during a two-year time frame that expires in October 2002.



Earnings Per Share

Basic earnings per share is based on the weighted average number of outstanding common shares during the period presented. Diluted earnings per share includes the effect of common stock equivalents, which assumes the exercise and conversion of dilutive stock options.

	Basic earnings per share			Diluted earnings per share	
	Weighted average shares outstanding	EPS	Stock equivalents	Weighted average shares outstanding	EPS
June 2, 2002	**4,936,328**	**$1.61**	**76,293**	**5,012,621**	**$1.59**
June 3, 2001	5,120,346	1.50	23,664	5,144,010	1.49
May 28, 2000	5,657,479	1.09	924	5,658,403	1.09

NOTE H - PENSION PLANS

The changes in the benefit obligations for the two qualified defined benefit plans that the Company sponsors (see Note B – Accounting Policies) plus an unfunded non-qualified Supplemental Executive Retirement Plan (SERP) for "highly compensated employees" (collectively, the "Plans"), are computed as follows:

	(in thousands)		
	2002	2001	2000
Projected benefit obligation at beginning of year	**$14,380**	$15,892	$15,768
Service cost	**1,275**	1,170	1,306
Interest cost	**1,012**	1,028	1,114
Actuarial loss (gain)	**1,013**	(780)	(176)
Benefits paid	**(1,170)**	(2,930)	(2,120)
Projected benefit obligation at end of year	**$16,510**	$14,380	$15,892

The changes in the Plans' assets are computed as follows:

	(in thousands)		
	2002	2001	2000
Fair value of plan assets at beginning of year	**$19,987**	$23,478	$23,726
Actual return on plan assets	**(1,357)**	(906)	1,615
Employer contributions	**785**	564	421
Benefits paid	**(1,371)**	(3,149)	(2,284)
Fair value of plan assets at end of year	**$18,044**	$19,987	$23,478

NOTE H - PENSION PLANS cont'd.
The following table sets forth the Plans' funded status and amounts recognized on the Company's balance sheet:

	(in thousands)	
	2002	2001
Funded status	**$1,534**	$5,607
Unrecognized net actuarial loss (gain)	**404**	(3,789)
Unrecognized prior service cost	**388**	459
Unrecognized net transition (asset)	**-**	(237)
Prepaid benefit cost	**$2,326**	$2,040

The weighted average actuarial assumptions used were:

	2002	2001	2000
Weighted average discount rate	**7.25%**	7.25%	7.25%
Weighted average rate of compensation increase	**5.50%**	5.50%	5.50%
Weighted average expected long-term rate of return on plan assets	**8.50%**	8.50%	8.50%

Net periodic pension cost (benefit) includes the following components:

	(in thousands)		
	2002	2001	2000
Service cost	**$1,275**	$1,170	$1,306
Interest cost	**1,012**	1,028	1,114
Expected return on plan assets	**(1,564)**	(1,897)	(1,966)
Amortization of prior service cost	**70**	70	70
Amortization of net transition asset	**(237)**	(237)	(237)
Recognized net actuarial gain	**(57)**	(247)	(248)
Net periodic pension cost (benefit)	**$ 499**	$ (113)	$ 39

Compensation expense relating to Non Deferred Cash Balance Plan (see Note B – Accounting Policies) was $373,000 in 2002 and $150,000 in fiscal 2001. No compensation costs for this plan were incurred in 2000.

NOTE I – SEGMENT INFORMATION

The Company has historically had food service and lodging operations. In March 2000, the Board of Directors authorized management to develop plans to divest the lodging operation (see Note C – Discontinued Operations). Under Statement of Financial Accounting Standards No. 131 (SFAS 131) "Disclosures about Segments of an Enterprise and Related Information" the Company now has two reportable segments within the restaurant industry: "Big Boy" restaurants and "Golden Corral" restaurants. Financial information by operating segment is as follows:

	(in thousands)		
	2002	2001	2000
Sales			
Big Boy	**$ 165,166**	$ 160,662	$ 153,146
Golden Corral	**45,268**	26,803	12,701
	$ 210,434	$ 187,465	$ 165,847
Earnings from continuing operations before income taxes			
Big Boy	**$ 18,756**	$ 17,491	$ 16,159
Impairment of assets	**-**	(1,549)	-
Opening expense	**(395)**	(201)	-
Total Big Boy	**18,361**	15,741	16,159
Golden Corral	**2,563**	1,980	669
Opening expense	**(1,380)**	(1,699)	(984)
Total Golden Corral	**1,183**	281	(315)
Administrative expense	**(6,214)**	(5,988)	(5,361)
Interest expense	**(2,420)**	(2,607)	(2,410)
Other – net	**1,324**	2,565	1,353
Total corporate items	**(7,310)**	(6,030)	(6,418)
	$ 12,234	$ 9,992	$ 9,426
Depreciation and amortization			
Big Boy	**$ 7,688**	$ 7,644	$ 7,835
Golden Corral	**1,863**	955	428
Discontinued operations	**-**	-	1,358
	$ 9,551	$ 8,599	$ 9,621
Capital expenditures			
Big Boy	**$ 11,329**	$ 7,024	$ 3,487
Golden Corral	**17,602**	17,685	9,810
Discontinued operations	**-**	20	540
	$ 28,931	$ 24,729	$ 13,837
Identifiable assets			
Big Boy	**$ 81,001**	$ 75,868	$ 78,289
Golden Corral	**48,334**	32,442	15,096
Discontinued operations	**-**	-	14,394
	$ 129,335	$ 108,310	$ 107,779

NOTE J – CONTINGENCIES

The construction of a Golden Corral restaurant in Canton, Ohio was halted in August 2001 in order to assess structural concerns. In March 2002, a final assessment of the defects resulted in the Company's decision to construct a new building on another part of the lot. The Company intends to assert claims against various firms with which the Company had contracted for the design, engineering and construction of the restaurant.

As of June 2, 2002, the construction costs expected to be recovered total approximately $1,785,000, which are carried on the balance sheet under the caption of long-term receivables. The Company also intends to assert claims against the same firms for lost profits, interest, litigation and other costs. The Company intends to vigorously prosecute these claims and believes that it will ultimately prevail.

NOTE K - RELATED PARTY TRANSACTIONS

During the three years in the period ended June 2, 2002, a Big Boy licensed restaurant owned by an officer and director of the Company and two Big Boy licensed restaurants owned by children and other family members of an officer and directors of the Company paid the Company franchise and advertising fees, employee leasing and other fees, and made purchases from the Company's commissary.

During the year ended May 28, 2000, the Company sub-leased a restaurant building to a Big Boy franchise operator, a minority shareholder and the president of which was an officer of the Company prior to May 31, 2000. (The Company has since sold its leasehold interest to a third party.) During the three years ended June 2, 2002, this restaurant, together with certain other Big Boy restaurants operated by this franchise operator, paid the Company rent, franchise and advertising fees and other fees and made purchases from the Company's commissary.

All related party transactions described herein were effected on substantially similar terms as transactions with persons having no relationship with the Company.

Auditors' Report

Grant Thornton

Shareholders

Frisch's Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Frisch's Restaurants, Inc. (an Ohio corporation) and Subsidiaries as of June 2, 2002 and June 3, 2001 and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended June 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frisch's Restaurants, Inc. and Subsidiaries as of June 2, 2002 and June 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 2, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

GRANT THORNTON LLP
Cincinnati, Ohio
July 10, 2002

Corporate Information

DIRECTORS

Jack C. Maier
Chairman of the Board

Dale P. Brown (3) (4)
Retired President and Chief Executive Officer, Sive/Young & Rubicam

Daniel W. Geeding (1) (2) (3)
Chief Financial Officer, The Health Foundation of Greater Cincinnati

Lorrence T. Kellar (1)
Vice President-Real Estate, Kmart Corporation

Malcolm M. Knapp (2) (3) (4)
President, Malcolm M. Knapp, Inc.

Blanche F. Maier (3)
Corporate Director

Craig F. Maier (3) (4)
President-Chief Executive Officer

William A. Mauch (1) (2)
Administrator of the Cincinnati office of the law firm of Thompson Hine LLP

William J. Reik, Jr. (4)
Managing Director, William D. Witter, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating Committee
(4) Strategic Planning Committee

CORPORATE HEADQUARTERS

2800 Gilbert Avenue

Cincinnati, OH 45206-1206

(513) 961-2660

www.frischs.com

INDEPENDENT AUDITORS

Grant Thornton LLP

TRANSFER AGENT

Continental Stock Transfer & Trust Company
(800) 509-5586
www.continentalstock.com

CORPORATE AND STAFF OFFICERS

Jack C. Maier
Chairman of the Board

Craig F. Maier
President-Chief Executive Officer

Michael E. Conner
Vice President-Human Resources

H. Clifton Fischer
Vice President-Commissary

Kenneth C. Hull
Vice President-Real Estate and Franchising

Karen F. Maier
Vice President-Marketing

Paul F. McFarland
Vice President-Chief Operating Officer

Donald H. Walker
Vice President, Treasurer-Chief Financial Officer

W. Gary King
Secretary-Counsel

Frisch's Restaurants, Inc. Form 10-K prepared for and filed with the Securities and Exchange Commission may be obtained without charge by viewing Frisch's filings at www.sec.gov or by writing to:

Donald H. Walker
Vice President, Treasurer-Chief Financial Officer
FRISCH'S RESTAURANTS, INC.
2800 Gilbert Avenue
Cincinnati, OH 45206-1206

The Annual Meeting of Shareholders of Frisch's Restaurants, Inc. will be held at 10:00 a.m., Monday, October 7, 2002 at the Radisson Hotel Cincinnati Riverfront, Covington, Kentucky.



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Frisch's Restaurants, Inc.
2800 Gilbert Avenue
Cincinnati, Ohio 45206-1206
www.frischs.com

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